AMERICASDOCTOR.COM, INC.
                             10065 Red Run Boulevard
                                    Suite 200
                             Owings Mills, MD 21117


                                 January 6, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

           RE:  AmericasDoctor.com, Inc.
                Request for Withdrawal of Registration Statement and Amendments (File No. 333-80557)

Dear Gentlemen:

         Due to market conditions and in accordance with Rule 477 of the Securities Act of 1933, as amended, AmericasDoctor.com, Inc., a Delaware corporation (the "Registrant") hereby applies to withdraw:

         a. the Registrant's registration statement on Form S-1 (File No. 333-80557) filed with the Securities and Exchange Commission (the "Commission") on June 6, 1999 (the "Registration Statement"),

         b. amendment no. 1 to the Registration Statement (File No. 333-80557) filed with the Commission on July 13, 1999,

         c. amendment no. 2. to the Registration Statement (File No. 333-80557) filed with the Commission on July 27, 1999, and

         d. amendment no. 3 to the Registration Statement (File No. 333-80557) filed with the Commission on September 9, 1999.

         Please do not hesitate to contact the Registrant's counsel, Thomas E. Kruger of Battle Fowler LLP at (212) 856-7070 with any questions or comments you may have.


                                           Very truly yours,

                                           AMERICASDOCTOR.COM, INC.


                                           By:  /s/ Scott M. Rifkin
                                                --------------------------------
                                                Name:   Scott M. Rifkin
                                                Title:  Chief Executive Officer